OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Los Angeles SuperStars, Inc

1055 West 7th Street
33rd Floor
Los Angeles, CA 90017

www.lasuperstarsbb.com



7142 shares of Common Stock Offering

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 152,857 shares of common stock ($1,069,999)

Minimum 7,142 shares of common stock ($49,994)

Company	Los Angeles SuperStars, Inc
Corporate Address	1055 West 7th Street, 33rd Floor, Los Angeles, CA 90017
Description of Business	Pro Basketball Team
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$7
Minimum Investment Amount (per investor)	$175

Perks

All Owners receive an Owners Certificate and access to Owners only conference calls plus:

Draft Pick Package

Invest over $175 (25+ shares) and receive these Perks:

- Enter all games using the Owners-Only Door
- Owners premium seating section
- Free LA Superstars SuperFan Owners App
- 2 Tickets to a 2017 game (can be resold on StubHub*)
- One SuperStars T-shirt with Owners designation

All Rookie Package

Invest over $500 (72+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- Attend LA SuperStar practices (only Owners can attend)
- 4 Tickets to a 2017 game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

Rookie of the Year Package

Invest over $1,000 (143+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- 2 Official SuperStar jerseys with Owners Designation
- Invitation for 2 to a SuperStars Owners Party. This VIP party will include the Team and the Front Office.
- 2 tickets to every SuperStars 2017 home game (can be resold on StubHub*)

Rookie of the Year Package

Invest over $5,000 (715+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- 2 more invites (total of 4) to SuperStars Owners Party.
- Team autographed ball - handed to you at center court at a SuperStars game
- 4 tickets to every 2017 home game (can be resold on StubHub*)

Season MVP Package

Invest over $10,000 (1429+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- You and your guest join one Players Dinner the night before a 2017 game and are the guests of honor seated with the team on the bench during the game the following day
- Receive a photo with the team to be shared on the team and the Leagues' social media
- You and a guest travel with the team to an away game

- Season MVP Package
- Invest over $10,000 (1429+ shares) and receive these Perks:

Get In The Game Package

Invest over $25,000 (3572+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- Honorary Assistant LA Superstars coach at a game
- Receive an official coaching shirt and game worn SuperStars jersey
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel
- And bragging rights, come on... this one is really cool!

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<p align="center">THE COMPANY AND ITS BUSINESS</p>

The company's business

Description of Business

This team's business is the operation of its basketball team and its sports marketing operations.

Introduction to LA Superstars

LA Superstars a Champions League team licensed in Los Angeles to play in a competitive summer basketball league featuring only players who have played in the NBA. The team will play against other teams located in the United States and overseas.

LA SuperStars will feature and showcase former NBA players, 1-5 years out of the professional basketball, including NBA All Stars and Hall of Fame members in the front office.

LA Superstars anticipates that during the 2017 season, which will be played in July and August of next year, they will play 7 home games and 7 away games as well as play in the Champions Basketball League Championship.

LA SuperStars season will culminate with a Championship tournament to be played in September.

The Company's anticipated revenue streams will result from operations of the team as well as through sport marketing efforts. The business capitalizes on extending the playing and marketing life of extremely capable athletes and recognized sports celebrities.

Sales, Supply Chain, & Customer Base

The Company's anticipated revenue streams will result from operations of the team as well as through sport marketing efforts.

Competition

In order to attract fans and market team-related merchandise and other products and services offered by the Company and the League, the Company and the League must successfully compete with (i) other basketball teams, including those in the National Basketball Association ("NBA"), to a certain extent the Women's National Basketball Association.

Liabilities and Litigation

The Company has no current liabilities or litigation or debt at this time.

The team

Officers and directors

Mark Scoggins	Chairman & CEO
John Askew	Executive Vice President
Mark Scoggins	Chairman & CEO

Mark Scoggins

Mark has 20+ years with the Los Angeles Lakers and Magic Johnson organizations in senior positions and is the perfect bridge between the game of basketball and the business of basketball. In this role as LA SuperStars Chairman and CEO since inception, Mark Scoggin's primary responsibility is building the company. Prior to joining the company Mark was a President of Scoggins Consulting Group a sports marketing advisory firm (5/2015 - 11/2016). Prior to that Mark served as a business development VP for the LA Marathom from (8/2014 until 3/2015). Prior to that Mark was with the NBA Retired Players Association as its Chief Revenue Officer from 4/2012 to 3/2015) . Prior to that Mark was President of Magic Johnson Enterprises for 6 years and has over 20 years with the Los Angeles Lakers and its related company's ending as EVP. Mark is a great asset to be leading the company's including team ownership groups, sponsorship opportunities, basketball operations, entertainment and will also be a strong resource for player development.

John Askew

With extensive experience in sports management - John has decades of experience in pro basketball. For the past 3 years, John Askew has served as EVP of Business Development for Champions League and is now the EVP of the LA SuperStars. Prior to that John was Senior Vice President at Brewer Sports (2/2009 to 9/2014), where John managed sports marketing strategies and financial planning for players for six years. He also previously created the Millennium Sports Entertainment Company, managed a celebrity street basketball team and was an advisor for NBA and professional players on endorsements, merchandising and sponsorship deals.

Mark Scoggins

Mark has 20+ years with the Los Angeles Lakers and Magic Johnson organizations in senior positions and is the perfect bridge between the game of basketball and the business of basketball. In this role as LA SuperStars Chairman and CEO since inception, Mark Scoggin's primary responsibility is building the company. Prior to joining the company Mark was a President of Scoggins Consulting Group a sports marketing advisory firm (5/2015 - 11/2016). Prior to that Mark served as a business development VP for the LA Marathom from (8/2014 until 3/2015). Prior to that Mark was with the NBA Retired Players Association as its Chief Revenue Officer from 4/2012 to 3/2015) . Prior to that Mark was President of Magic Johnson Enterprises for 6 years and has over 20 years with the Los Angeles Lakers and its related company's ending as EVP. Mark is a great asset to be leading the company's including team ownership groups, sponsorship opportunities, basketball operations, entertainment and will also be a strong resource for player development.

Related party transactions

The company has no related party transactions to report.

<p style="text-align:center">**RISK FACTORS**</p>

These are the principal risks that related to the company and its business:

- RISKS RELATING TO LA SUPERSTARS, INC. (LSI) LA SUPERSTARS, INC. (LSI) IS A DEVELOPMENT STAGE COMPANY AND LSI HAS A LIMITED OPERATING HISTORY UPON WHICH YOU CAN BASE AN INVESTMENT DECISION. LSI is in the development stage and has a limited operating history for you to consider in evaluating LSI's business and prospects. LSI has not yet generated any sales and has

no net income. LSI initially anticipates incurring operating losses. There can be no assurance that LSI will be able to generate significant revenues from sales. LSI's ability to achieve profitability will depend upon, among other things, LSI's success in securing sponsorship and marketing support for athletes and event operations, managing LSI's expense levels and quickly integrating newly hired personnel and technology, including management. LSI's failure to achieve profitability would have a material adverse effect on LSI's business, financial condition and results of operations.

- **LSI FACES COMPETITION IN LSI'S MARKETS FROM A NUMBER OF LARGE AND SMALL COMPANIES, SOME OF WHICH HAVE GREATER FINANCIAL, RESEARCH AND DEVELOPMENT, PRODUCTION AND OTHER RESOURCES THAN LSI HAS.** The industry competitors with which LSI competes in most cases have longer operating histories, established ties to fans or athletes, and greater brand awareness. Many of LSI's competitors in the market space have greater financial, technical and marketing resources. LSI's ability to compete depends, in part, upon a number of factors outside LSI's control, including the ability of LSI's competitors to develop alternatives that are competitive. If LSI fails to successfully compete for athletes or fans, or if LSI incurs significant expenses competing for athletes or fans, it would have a material adverse effect on LSI's results of operations.

- **LSI NEEDS TO INCREASE BRAND AWARENESS.** Due to a variety of factors, LSI's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of LSI's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in LSI's market increases. Successfully promoting and positioning LSI's brand will depend largely on the effectiveness of LSI's marketing efforts and LSI's ability to develop industry-leading products at competitive prices. Therefore, v may need to increase LSI's financial commitment to creating and maintaining brand awareness. If LSI fail to successfully promote LSI's brand name or if LSI incur significant expenses promoting and maintaining LSI's brand name, it would have a material adverse effect on LSI's results of operations.

- **IF LSI FAILS TO MAINTAIN AND ENHANCE AWARENESS OF LSI'S BRAND, LSI'S BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.** LSI believe that maintaining and enhancing awareness of LSI's brand is critical to achieving widespread acceptance and success of LSI's business. LSI also believe that the importance of brand recognition will increase due to the relatively low barriers to entry in LSI's market. Maintaining and enhancing LSI's brand awareness may require LSI to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If LSI is unable to continuously maintain and enhance LSI's website, LSI's traffic may decrease and LSI may fail to attract advertisers, which could in turn result in lost revenues and adversely affect LSI's business and financial results.

- **LSI'S BUSINESS MODEL IS EVOLVING AND UNPROVEN.** LSI's business model is unproven and is likely to continue to evolve. Accordingly, LSI's initial business model may not be successful and may need to be changed. LSI's ability to generate significant revenues will depend, in large part, on LSI's ability to successfully market LSI's products to potential users who may not be convinced of the need for LSI's products and services or who may be reluctant to rely upon third parties to develop

and provide these products. LSI intend to continue to develop LSI's business model as LSI's market continues to evolve.

- **LSI IS DEPENDENT UPON KEY PERSONNEL AND CONSULTANTS.** LSI's success is heavily dependent on the continued active participation of LSI's current executive officers listed under "Management." Loss of the services of one (1) or more of LSI's officers could have a material adverse effect upon LSI's business, financial condition or results of operations. Further, LSI's success and achievement of LSI's growth plans depend on LSI's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the sports entertainment industry is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of LSI's activities, could have a materially adverse effect on us. The inability on LSI's part to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on LSI's business, financial condition or results of operations.

- **LSI'S OPERATING RESULTS FORECAST RELIES IN LARGE PART UPON ASSUMPTIONS AND ANALYSES DEVELOPED BY LSI. IF THESE ASSUMPTIONS AND ANALYSES PROVE TO BE INCORRECT, LSI'S ACTUAL OPERATING RESULTS MAY BE MATERIALLY DIFFERENT FROM LSI'S FORECASTED RESULTS.** Whether actual operating results and business developments will be consistent with LSI's expectations and assumptions as reflected in LSI's forecast depends on a number of factors, many of which are outside LSI's control, including, but not limited to: • whether LSI can obtain sufficient capital to sustain and grow LSI's business; • whether LSI can manage relationships with key suppliers; • demand for LSI's games, events and endorsements; • the timing and costs of new and existing marketing and promotional efforts; • the market response to LSI's games, events and endorsements, and LSI's ability to introduce new games, events and endorsements in a timely, cost-effective basis, and in a manner that does not detract from LSI's existing games; • LSI's ability to manage LSI's growth; • competition from other leagues; • LSI's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; • the overall strength and stability of domestic and international economies; and • consumer spending habits. Unfavorable changes in any of these or other factors, most of which are beyond LSI's control, could materially and adversely affect LSI's business, results of operations and financial condition.

- **LSI'S SUCCESS IS DEPENDENT ON MARKET ACCEPTANCE OF THE LSI'S GAMES, EVENTS AND ENDORSEMENTS.** LSI's ability to gain market acceptance and to grow will largely depend upon LSI's success in effectively and efficiently communicating games, events and endorsement benefits to the key buyer groups and distinguishing LSI's games, events and endorsement from other games, events and endorsements. To gain market share, LSI also must brand the LSI's players as highly competitive. LSI cannot assure you that LSI will be able to achieve success, to gain market acceptance and grow. LSI's failure to achieve market acceptance would have a material adverse effect on LSI's business, financial condition and results of operations.

- **IF LSI IS UNABLE TO ESTABLISH SUFFICIENT SALES AND MARKETING CAPABILITIES OR ENTER INTO AND MAINTAIN APPROPRIATE ARRANGEMENTS WITH THIRD PARTIES TO SELL, MARKET AND DISTRIBUTE LSI'S GAMES, EVENTS AND ENDORSEMENTS, LSI'S BUSINESS WILL BE HARMED.** LSI has limited experience as a company in the sale, marketing and distribution of LSI's products and

services. LSI depends upon third parties to sell LSI's games, events and endorsements both in the United States and internationally. To achieve commercial success, LSI must develop sales and marketing capabilities and enter into and maintain successful arrangements with others to sell, market and distribute LSI's games, events and endorsements. If LSI is unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, LSI may not be able to games, events and endorsements revenue and may not become profitable. If LSI's current or future partners do not perform adequately, or LSI is unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, LSI's ability to achieve LSI's expected revenue growth rate will be harmed.

- **LSI LACKS SALES, MARKETING AND DISTRIBUTION CAPABILITIES AND DEPEND ON THIRD PARTIES TO MARKET LSI SERVICES.** LSI has minimal personnel dedicated solely to sales and marketing of LSI's games, events and endorsements and therefore LSI must rely primarily upon third parties to market and sell LSI's games, events and endorsements. These third parties may not be able to market LSI's games, events and endorsements successfully or may not devote the time and resources to marketing LSI's games, events and endorsements that LSI require. LSI also rely upon third party carriers to distribute and deliver LSI's games, events and endorsements. If LSI choose to develop LSI's own sales, marketing or distribution capabilities, LSI will need to build a marketing and sales force with games, events and endorsements expertise and with supporting distribution capabilities, which will require a substantial amount of management and financial resources that may not be available. If GLSI or a third party are not able to adequately sell and distribute LSI's games, events and endorsements, LSI's business will be materially harmed.

- **LSI RELIES UPON TRADE SECRET PROTECTION TO PROTECT THEIR INTELLECTUAL PROPERTY; IT MAY BE DIFFICULT AND COSTLY TO PROTECT LSI'S PROPRIETARY RIGHTS AND LSI MAY NOT BE ABLE TO ENSURE THEIR PROTECTION.** LSI currently relies on trade secrets. Trade secrets are difficult to protect and while LSI use reasonable efforts to protect LSI's trade secrets, LSI cannot assure that LSI's employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose LSI's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, LSI's competitors may independently develop equivalent knowledge, methods and know-how. If LSI is unable to defend LSI's trade secrets from others use, or if LSI's competitors develop equivalent knowledge, it could have a material adverse effect on LSI's business. Any infringement of LSI's proprietary rights could result in significant litigation costs, and any failure to adequately protect LSI's proprietary rights could result in LSI's competitors' offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect LSI's proprietary rights to the same extent as do the laws of the United States. Therefore, LSI may not be able to protect LSI's proprietary rights against unauthorized third party use. Enforcing a claim that a third party illegally obtained and is using LSI's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce LSI's intellectual property rights, to protect LSI's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation

could result in substantial costs and diversion of resources and could materially adversely affect LSI's future operating results.

- **LSI MAY BE UNABLE TO MANAGE THEIR GROWTH OR IMPLEMENT THEIR EXPANSION STRATEGY.** LSI may not be able to expand LSII's product and service offerings, LSI's markets, or implement the other features of LSI's business strategy at the rate or to the extent presently planned. LSI's projected growth will place a significant strain on LSI's administrative, operational and financial resources. If LSI is unable to successfully manage LSI's future growth, establish and continue to upgrade LSI's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, LSI's financial condition and results of operations could be materially and adversely affected.

- **ADDITIONAL FINANCING MAY BE NECESSARY FOR THE IMPLEMENTATION OF LSI'S GROWTH STRATEGY.** LSI may require additional debt and/or equity financing to pursue LSI's growth strategy. Given LSI's limited operating history and existing losses, there can be no assurance that LSI will be successful in obtaining additional financing. Lack of additional funding could force LSI to curtail substantially LSI's growth plans or cease operations. In addition, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on LSI's operating flexibility. LSI's failure to successfully obtain additional future funding may jeopardize LSI's ability to continue LSI's business and operations.

- **LSI'S AUDITORS ARE EXPECTED TO EXPRESS SUBSTANTIAL DOUBT ABOUT LSI'S ABILITY TO CONTINUE AS A GOING CONCERN.** LSI's auditors have yet to conduct the Company's first audit but are expected to state that LSI's ability to continue as a going concern is an issue as a result of LSI's losses from operations if LSI continues to experience net operating losses. LSI's ability to continue as a going concern is subject to LSI's ability to generate a profit.

- **LSI HAS HAD NO REVENUES AND DOES NOT EXPECT TO BE INITIALLY PROFITABLE FOR AT LEAST THE FORESEEABLE FUTURE, AND CANNOT ACCURATELY PREDICT WHEN IT MIGHT BECOME PROFITABLE, IF EVER.** LSI has been operating at a loss since LSI's inception, and LSI expects to continue to incur substantial losses for the foreseeable future. LSI had no revenue for the calendar year ended December 31, 2015. Further, LSI may not be able to generate significant revenues in the future. In addition, LSI expects to incur substantial operating expenses in order to fund the expansion of LSI's business. As a result, LSI expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, LSI might become profitable.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Trust for LA Inner City Sports, 36.5% ownership, Common Shares
- Players, Employee and Advisors Options (1), 38.0% ownership, Common Stock Options

Classes of securities

- Common Shares: 4,250,000

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 4,250,000 shares currently outstanding.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The company currently has no shares of preferred stock outstanding.

- Common Stock Options: 2,600,000

Voting Rights of Securities

No Voting rights exist until the stock option is exercised into common shares.

Dividend Rights

No dividend rights exist until the stock option is exercised into common shares.

What it means to be a Minority Holder

Each shareholder will have one vote per share.

Insider stockholders beneficially own or control a substantial portion (the majority) of our outstanding common stock.

OUR EMPLOYEES, EXECUTIVE OFFICERS, DIRECTORS AND INSIDER STOCKHOLDERS BENEFICIALLY OWN OR CONTROL A SUBSTANTIAL PORTION OF OUR OUTSTANDING

COMMON STOCK,

Which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his shares. All of our currently outstanding shares of common stock is beneficially owned and controlled by a group of insiders, including our employees, directors and executive officers. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares of our common stock, you may have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our common stock. Our principal stockholders may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Dilution

Dilution

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution which means they will own a smaller percentage of the total shares outstanding due to the issuance of the new shares and securities.

We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-01-23.

Financial Condition

Results of Operation

The Company has no prior operating history and will begin operations upon conclusion of this offering.

Financial Milestones

Financial milestones will include the completion of this offering, the first sales of tickets to fans, the first sales of sponsorships to endorsement and sponsorship partners, the first broadcast of the Company's games and the first revenue received from high school camps and other community based events. Major milestones for the company are as follows:

- Completion of this offering
- Launch of the inaugural summer basketball season
- Launch of the first high school camps and clinics
- Launch of our sponsorship, endorsement and appearance campaigns

Each of these milestones will add to the company's working capital and further strengthen the company's ability to become a leading sports marketing company.

Liquidity and Capital Resources

The Company is solely dependent on its ability to raise capital including this offering until it reaches profitability which cannot be assured. It is expected that this initial capital raise will bring in fans to be part of the ground floor of the launch of the Los Angeles Superstars. It is further expected that the summer games and events and camps will add to these resources and that the company will conduct further offerings as it grows. If these fundings, revenues or additional fundings prove inadequate than it would have and adverse effect on the company's ability to become a leading sports marketing company in LA.

Should the Company only achieve the minimum amount in this offering it would need to implement a highly scaled back plan reducing its hopes for marketing and launch related activities. If the Compamy achieves the maximum it will be able to fund all of its intended launch activities. Should it need more liquidity or want to expand in other ways the Company would likely seek to raise additional funds through either private placement or a Reg A+ offering. Their can be no assurances that the Company will pursue these or if it does that it will be able to raise additional capital this way.

Indebtedness

The Company has no debt but may in the future take on debt to finance its operations or acquisitions. Terms of any future debt cannot be predicted and debt may not be available on terms that are attractive.

Recent offerings of securities

None

Valuation

$47,950,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $7.00, the net proceeds from the sale of the 152,857 shares in this offering will be approximately $926,000, after deducting the estimated offering expenses of approximately $74,000.
The net proceeds of this offering will be used primarily to fund the launch of the basketball operations of the LA Superstars team. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$50,000	$1,069,999
Less: Offering Expenses		
(a) StartEngine Fees	$3,500	$50,000
(b) FundAmerica Fees (1)	$2,400	$4,000
(c) Professional Fees (2)	$20,000	$20,000

Net Proceeds	$24,100	$995,999
Use of Net Proceeds:		
(a) Launch of LA Superstars Front Office	$5,000	$5,000
(b) Social Media Marketing	$5,000	$75,000
(c) Salaries and General Admin (3)	$0	$175,000
(d) Pre Season Group Sales	$0	$75,000
(e) Promotions and Event Marketing	$0	$75,000
(e) Pre Season Team Launch Events	$0	$150,000
(e) Build out of Owners Club App	$4,000	$25,000
(e) Professional Fees	$5,000	$25,000
(f) Working Capital	$5,100	$390,999
Total Use of Net Proceeds	$24,100	$995,999

Pre season team launch events includes both in person and online events for fans and the city of LA. Examples of this are games in the park and boys and girls club clinics across LA.

Working capital will fund operations into the season and until tickets sales get underway. This working capital along with the company's revenues from games, events, camps, sponsors, merchandise and charity games and golf tournaments will provide the needed resources to grow the company into a leading sport marketing company in LA.

Irregular Use of Proceeds

The Company has no irregular use of proceeds to report but does expect to have travel and entertainment expense during the launch and operations of its business that are line with a business of its type and size. Company has no debt to it any of its officer's employees.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Los Angeles SuperStars, Inc

[See attached]

Los Angeles Superstars, Inc.
Nevada Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

January 30, 2017 (Inception)

LOS ANGELES SUPERSTARS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
BALANCE SHEET	2
NOTES TO THE FINANCIAL STATEMENTS	3-5



To the Board of Directors
Los Angeles Superstars, Inc.
Carson City, Nevada

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Los Angeles Superstars, Inc. (the "Company") as of January 30, 2017 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 18, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LOS ANGELES SUPERSTARS, INC.
BALANCE SHEET (UNAUDITED)
As of January 30, 2017 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-

TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	-

Stockholders' Equity:

Common Stock, $0.001 par, 100,000,000 shares authorized, 0 shares issued and outstanding, each as of January 30, 2017 (inception)		-
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-2-

LOS ANGELES SUPERSTARS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of January 30, 2017 (inception)

NOTE 1: NATURE OF OPERATIONS

Los Angeles Superstars, Inc. (the "Company"), is a corporation organized January 30, 2017 under the laws of Nevada. The Company was formed to operate the Los Angeles based basketball team in the Champions Basketball League.

As of January 30, 2017 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of January 30, 2017 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise

substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 100,000,000 shares of $0.001 par value common stock as of January 30, 2017 (inception). As of January 30, 2017 (inception), no shares were issued or outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 18, 2017, the date the balance sheet was available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

<h1 style="text-align:center">Offering Summary</h1>

Maximum 152,857 shares of common stock ($1,069,999)

Minimum 7,142 shares of common stock ($49,994)

Company	Los Angeles SuperStars, Inc
Corporate Address	1055 West 7th Street, 33rd Floor, Los Angeles, CA 90017
Description of Business	Pro Basketball Team
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$7
Minimum Investment Amount (per investor)	$175



Perks

All Owners receive an Owners Certificate and access to Owners only conference calls plus:

<u>Draft Pick Package</u>

Invest over $175 (25+ shares) and receive these Perks:

- Enter all games using the Owners-Only Door
- Owners premium seating section
- Free LA Superstars SuperFan Owners App
- 2 Tickets to a 2017 game (can be resold on StubHub*)
- One SuperStars T-shirt with Owners designation

<u>All Rookie Package</u>

Invest over $500 (72+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- Attend LA SuperStar practices (only Owners can attend)
- 4 Tickets to a 2017 game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

<u>Rookie of the Year Package</u>

Invest over $1,000 (143+ shares) and receive these Perks:



- Receive all previous level perks **PLUS+**
- 2 Official SuperStar jerseys with Owners Designation
- Invitation for 2 to a SuperStars Owners Party. This VIP party will include the Team and the Front Office.
- 2 tickets to every SuperStars 2017 home game (can be resold on StubHub*)

<u>Rookie of the Year Package</u>

Invest over $5,000 (715+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- 2 more invites (total of 4) to SuperStars Owners Party.
- Team autographed ball - handed to you at center court at a SuperStars game
- 4 tickets to every 2017 home game (can be resold on StubHub*)

<u>Season MVP Package</u>

Invest over $10,000 (1429+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- You and your guest join one Players Dinner the night before a 2017 game and are the guests of honor seated with the team on the bench during the game the following day
- Receive a photo with the team to be shared on the team and the Leagues' social media
- You and a guest travel with the team to an away game



- Season MVP Package
- Invest over $10,000 (1429+ shares) and receive these Perks:

<u>Get In The Game Package</u>

Invest over $25,000 (3572+ shares) and receive these Perks:

- Receive all previous level perks **PLUS+**
- Honorary Assistant LA Superstars coach at a game
- Receive an official coaching shirt and game worn SuperStars jersey
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel
- And bragging rights, come on... this one is really cool!

<h2 style="text-align:center">Irregular Use of Proceeds</h2>

The Company has no irregular use of proceeds to report but does expect to have travel and entertainment expense during the launch and operations of its business that are line with a business of its type and size. Company has no debt to it any of its officer's employees.



Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



<h2 style="text-align:center">Updates</h2>

Follow Los Angeles SuperStars to get notified of future updates!

<h2 style="text-align:center">Comments (0 total)</h2>

Add a public comment...

Post





VIDEO TRANSCRIPT (Exhibit D)

[GRAPHIC: Imagine, Owning a Pro Sports Team.]

[GRAPHIC: Thrilling competition, VIP access, connect with the players, all former NBA players, Los Angeles SuperStar Logo.]

VO: It's your dream… and now, it can be your team. For the first time in LA history, fans can own a pro sports team and enjoy the special privileges that only ownership brings.

[GRAPHIC: Carl George, Sports Innovator & CEO – SuperStars Logo]

"Hi I'm Carl George with Champions Basketball League and just like in Green Bay, Champions League has created the ability for fans [GRAPHIC: Unprecedented access for team owners, Logo] to be actual owners of a professional sports basketball team built with players straight out of the NBA"

VO: It's a revolution in sports for fans. [Graphic ESPN Logo with games broadcast on ESPN] For as little as 175 dollars, you can own a piece of a professional sports team.

The LA SuperStars are [GRAPHIC: All team members are former NBA players] composed of former NBA players.

[GRAPHICS and VOICE VO Players Names and Pictures] Corey Maggette, Glen Davis, Carlos Boozer, Al Thornton, Daniel Boobie Gibson, Josh Childress and Brian Cook.

[GRAPHIC: Champions Basketball League Logo] The LA SuperStars is part of the new Champions Basketball League, featuring [GRAPHIC: Snoop Dogg Celebrity Commissioner] Celebrity Commissioner and one of the LA SuperStars team owners Snoop Dogg. Champions is a nationwide [GRAPHIC: Map of league cities] league playing during the NBA off-season, [GRAPHIC: Winner Takes All! $1,000,000.00] culminating in a Million-dollar, championship in Las Vegas Nevada, which of course, owners can attend as VIP's.

As an owner, you'll join LA SuperStars Front Office [GRAPHIC: Our Front Office NBA Legends & All Stars] NBA Legend Byron Scott, Basketball Hall of Famer Mitch Richmond and General Manager Hall of Famer Gary Payton.

[GRAPHIC: Owners Perks Exclusive] Like all pro sports owners, [Owners Lounge] you'll get some great perks: [GRAPHIC: Owners Receive Great Perks]

Sit in the owner's premium seating, owners are selected each game to sit courtside or RIGHT ON the bench WITH the players.

Use the exclusive owner's entrance, attend practices, join 'Owners-only' Conference Calls, AND, access Exclusive Merchandise.

Invest $1,000 dollars or more [GRAPHIC: Invest $1000 or more and attend the Owners Party] and receive an invitation to the Owners-Only Party with the entire [GRAPHIC: LA SuperStars and Logo] LA SuperStars Team.

In addition to great basketball, [GRAPHIC: Champions Basketball League Community Programs] runs health and nutrition programs, camps and clinics in public schools, so when fans become Owners, they become part of something great for our community.

Today is the day sports fans. You can become [GRAPHIC: Become an Owner!] invest right here on StartEngine You can become a [GRAPHIC: You can become a SuperFAN Invest Today] SuperFAN and own actual shares in the LA SuperStars. Invest today.

[GRAPHIC: SuperStars Logo, Own a piece of a Los Angeles Pro Sports Team! www.ownlasuperstars.com]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.